EXHIBIT 21

SUBSIDIARIES OF THE COMPANY

The following are wholly owned subsidiaries of the Company at December 31, 2004:

			Year Of
Industry	Subsidiary	Incorporation	Organization

Educational Products	Siboney Learning Group, Inc.	Texas	1968

Natural Resources	Axel Heiberg Oil Company	Delaware	1968

Natural Resources	Siboney Resources - Texas, Inc.	Texas	1968

Natural Resources	Siboney Coal Company, Inc.	Kentucky	1978